UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36138

 AYALA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

9 Deer Park Drive, Suite K-1
Monmouth Junction, NJ 08852
Telephone: (609) 452-9813
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 136.

Pursuant to the requirements of the Securities Exchange Act of 1934 Ayala Pharmaceuticals, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2024	Ayala Pharmaceuticals, Inc.

	By:	/s/ Kenneth Berlin
	Name:	Kenneth Berlin
	Title:	President and Chief Executive Officer